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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                SCHEDULE 14D-9/A
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
                                  SYNAVANT INC.
                     ---------------------------------------
                            (Name of Subject Company)
                                  SYNAVANT INC.
                     ---------------------------------------
                        (Name of Person Filing Statement)
                     Common Stock, $0.01 par value per share
              -----------------------------------------------------
                         (Title of Class of Securities)
                                    87157A105
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)
                                 Wayne P. Yetter
                                  SYNAVANT Inc.
                       3445 Peachtree Road, NE, Suite 1400
                             Atlanta, Georgia 30326
                                 (404) 841-4000
                    -----------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With Copies To:

        Elizabeth O. Derrick, Esq.                Vincent J. Napoleon, Esq.
  Womble Carlyle Sandridge & Rice, PLLC                SYNAVANT Inc.
 1201 West Peachtree Street, Suite 3500     3445 Peachtree Road, NE, Suite 1400
        Atlanta, Georgia 30309                   Atlanta, Georgia 30326
          (404) 872-7000                              (404) 841-4000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:




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         This Amendment No. 1 amends that certain Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on May 21, 2003 (the "Schedule 14D-9") by SYNAVANT Inc., a Delaware corporation (the "Company"), relating to the tender offer by Amgis Acquisition Co., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Dendrite International, Inc., a New Jersey corporation ("Dendrite"), to purchase all of the Company's issued and outstanding common stock, $0.01 par value per share (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") for $3.22 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 16, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase, as each may be amended from time to time, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on May 16, 2003 by Dendrite and the Purchaser and subsequently amended on May 21, 2003, May 23, 2003, May 28, 2003 and June 3, 2003. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.


Item 9. Exhibits

         Item 9 of the Schedule 14D-9 is here by amended by adding the following exhibits thereto:

(a)(12)  Text of email sent to employees of the Company on June 12, 2003.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         SYNAVANT Inc.

                                         /s/ Wayne P. Yetter
                                         -------------------------------------
                                         Wayne P. Yetter
                                         Chairman and Chief Executive Officer
                                         June 13, 2003